

October 15, 2010

Joseph R. Gromek, President
The Warnaco Group, Inc.
501 Seventh Avenue
New York, New York 10018

> **Re:** **The Warnaco Group, Inc.**
> **January 2, 2010 Form 10-K**
> **Filed March 2, 2010**
> **File No. 1-10857**

Dear Mr. Gromek:

We have reviewed your response dated September 22, 2010 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 2, 2010

Item 8. Financial Statements and Supplementary Data, page F-2

Notes to Consolidated Financial Statements, page F-7

Note 2 – Acquisitions, page F-17

2008 CK Licenses, page F-18

1.   We note your discussion of the Transfer Agreement and its terms throughout your response to our letter dated August 30, 2010. Please provide a courtesy copy of the CMI Transfer Agreement to us or tell us where it has been filed.

2.   We note you completed your evaluation of the fair value of the 2008 CK Licenses during the first quarter of 2008 with the assistance of a third party appraiser. In addition, we note your response to comment 8(b) from our letter dated August 30, 2010, in which you state you performed an additional valuation for the release of all obligations associated with the Collection License (including the projected future losses of the CMI business) (i.e. the 'Collection Release'). Please provide courtesy copies of these valuation reports to us.

3.   We note your response to comment 8 of our letter dated August 30, 2010. Please tell us whether you have the right to receive any reimbursement of your $38.5 million Transfer Consideration in the event that PVH terminates the operations of the Collection Business prior to 2013. If so, describe to us the terms of such reimbursement and explain to us why the repayment is contingent upon PVH continuing to operate CMI. Please also explain to us why you would maintain a continuing involvement in CMI, through a right to reimbursement, subsequent to your transfer of this business to PVH.

4.   Please describe to us the terms of the Calvin Klein Collection License that would have required you to operate the Calvin Klein Collection Business through 2013 as the licensee upon your January 2008 acquisition of CMI, and tell us the remedies available to the licensor in the event that you would have failed to perform on this obligation. Also, please provide us with a courtesy copy of the Collection License agreement that includes these terms or tell us where the agreement can be located.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield, staff accountant at (202) 551-3315 or David Walz, accounting reviewer at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax (212) 287-8485